UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of February 2026
Commission File Number: 001-31909
ASPEN INSURANCE HOLDINGS LIMITED
(Translation of registrant’s name into English)
141 Front Street
Hamilton HM 19
Bermuda
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

COMPLETION OF MERGER
On February 24, 2026, Aspen Insurance Holdings Limited, a Bermuda exempted company limited by shares (the “Company” or “Aspen”), and a wholly owned subsidiary of Sompo International Holdings Ltd. (“Sompo”) successfully completed the previously announced acquisition of 100% of the issued Class A ordinary shares of Aspen. Pursuant to (i) the Agreement and Plan of Merger (the “Merger Agreement”) dated as of August 27, 2025 by and among Aspen, Endurance Specialty Insurance Ltd., a Bermuda exempted company limited by shares (“Parent”), and Ajax Ltd., a Bermuda exempted company limited by shares and a wholly owned subsidiary of Parent (“Merger Sub”), and (ii) the Statutory Merger Agreement required in accordance with Section 105 of the Bermuda Companies Act 1981, as amended (the “Companies Act”), by and among the Company, Parent and Merger Sub, dated as of February 24, 2026, Merger Sub merged with and into the Company in accordance with the Companies Act (the “Merger”), with the Company continuing as the surviving company (the “Surviving Company”) and as a wholly owned subsidiary of Parent.
Pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”), (i) each issued Class A ordinary share, par value $0.001 per share, of Aspen (each, a “Company Share”) (other than any Company Shares held by Aspen as treasury shares or any Company Shares owned by Parent, Merger Sub or any other direct or indirect wholly owned subsidiary of Parent) was automatically canceled and converted into the right to receive an amount in cash equal to $37.50, without interest (the “Merger Consideration”), and (ii) each issued and outstanding (a) 5.625% Perpetual Non-Cumulative Preference Share (collectively, the “5.625% PRD Preference Shares”) of Aspen, (b) 5.625% Perpetual Non-Cumulative Preference Share (collectively, the “5.625% PRE Preference Shares”) of Aspen represented by depositary shares, each such depositary share representing a 1/1000th interest in a 5.625% PRE Preference Share, and (c) 7.000% Perpetual Non-Cumulative Preference Share (collectively, the “7.000% PRF Preference Shares” and, together with the 5.625% PRD Preference Shares and the 5.625% PRE Preference Shares, the “Preference Shares”) of Aspen, represented by depositary shares, each such depositary share representing a 1/1000th interest in a 7.000% PRF Preference Share remained issued and outstanding as a preference share of the Surviving Company, in each case, entitled to the same dividends and all other preferences and privileges, rights, qualifications, limitations, and restrictions set forth in the applicable certificate of designations applicable to such preference share immediately prior to the Effective Time.
At the Effective Time, each outstanding and unexercised stock option award (a “Company Option Award”) that has an exercise price per Company Share less than the Merger Consideration was automatically canceled and converted into a contingent right to receive an amount in cash, without interest, equal to the product of (a) the amount by which the Merger Consideration exceeds the applicable per share exercise price of the Company Option Award times (b) the number of Company Shares subject to the Company Option Award (a “Restricted Option Award”), and each Company Option Award with an exercise price per Company Share equal to or greater than the Merger Consideration was automatically cancelled for no consideration. Additionally, at the Effective Time, each outstanding restricted share unit award (a “Company RSU Award”) was automatically canceled and converted into a contingent right to receive an amount in cash, without interest, equal to the product of (x) the Merger Consideration times (y) the number of Company Shares subject to the Company RSU Award (together with the Restricted Option Awards, a “Restricted Cash Award”). Each Restricted Cash Award will continue to be subject to the same terms and conditions as the corresponding Company Option Award or Company RSU Award except that, (i) the vested portion of each Restricted Option Award will be paid within 15 days after the applicable vesting date, and (ii) if an individual’s employment or service is terminated by the Company or its affiliates without “cause” on or following the Effective Time, all Restricted Cash Awards then-held by such individual will vest in full and be paid within 60 days following the date of such individual’s termination of employment, subject to execution and non-revocation of a standard release of claims, if applicable.
Following the Merger, Mark Cloutier stepped down from his role as Group Chief Executive Officer and Executive Chairman of the Company and James A. Shea was appointed as Chief Executive Officer and Executive Chairman of the Company.
A copy of the Merger Agreement was filed as Exhibit 99.1 to the Company’s Current Report on Form 6-K furnished to the U.S. Securities and Exchange Commission (the “SEC”) on August 27, 2025 and is incorporated herein by reference. The foregoing description of the Merger Agreement and the Merger does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement.
DELISTING OF SHARES
On February 24, 2026, in connection with the consummation of the Merger, the Company notified the New York Stock Exchange (the “NYSE”) of the completion of the Merger and requested that trading of the Company Shares on the NYSE be suspended and listing on the NYSE be withdrawn, and, as a result, trading of the Company Shares on the NYSE was suspended prior to the opening of trading on February 24, 2026. The Company also requested that the NYSE file a notification of removal from listing and/or registration on Form 25 with the SEC with respect to the Company Shares to effect the delisting of the Company Shares from the NYSE and to deregister the Company Shares under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).
The Company intends to file with the SEC a Form 15 with respect to the Company Shares, requesting the termination of registration of the Company Shares under Section 12(g) of the Exchange Act and that the duty of the Company to file reports under Sections 13 and 15(d) of the Exchange Act with respect to the Company Shares be suspended.
Immediately following the Merger, the Preference Shares and associated depositary shares will continue to be listed on the NYSE and registered under the Exchange Act, as applicable. Following the Merger, Sompo and Aspen may from time to time seek to redeem or repurchase and/or delist the Preference Shares and associated depositary shares.
ELECTION OF DIRECTORS
In accordance with the terms of the Merger Agreement, at the Effective Time, each of the eleven directors of the Company immediately prior to the Effective Time (namely, Mark Cloutier, Christian Dunleavy, David Altmaier, Albert Beer, Theresa Froehlich, Alexander Humphreys, Richard Lightowler, Gernot Lohr, Tammy Richardson-Augustus, Michael Saffer and Michael Lagler) ceased to be a director of the Company. Christopher A. Donelan, Nicolas A. Burnet and Carrie L. Rosorea, by virtue of the Merger, became the directors of the Surviving Company at the Effective Time. Immediately following the completion of the Merger, Ms. Rosorea resigned as a Director of the Surviving Company, and the following individuals were appointed as the Board of Directors of the Surviving Company: James A. Shea (Executive Chairman), David Altmaier, William Babcock, Nicolas A. Burnet and Christopher A. Donelan.
SURVIVING COMPANY MEMORANDUM OF ASSOCIATION AND BYE-LAWS
The amended and restated memorandum of association and bye-laws of the Surviving Company will remain the memorandum of association (the “Altered Memorandum of Association”) and bye-laws (the “Amended and Restated Bye-laws”), respectively, of the Surviving Company, until changed or amended as provided therein or pursuant to applicable law. Copies of the Altered Memorandum of Association and the Amended and Restated Bye-laws are attached and incorporated herein by reference as Exhibits 3.1 and 3.2, respectively.
CAUTIONARY STATEMENTS REGARDING FORWARD-LOOKING STATEMENTS
This Report of Foreign Private Issuer on Form 6-K contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other applicable securities laws. The forward-looking statements in this report are subject to numerous risks, uncertainties, estimates and assumptions. Given these risks and uncertainties, you should not place undue reliance on forward-looking statements as a prediction of actual results. Accordingly, any such statements are qualified in their entirety by reference to, and are accompanied by, important factors included in “Part I-Item 3.D.-Risk Factors” in our Annual Report on Form

20-F for the year ended December 31, 2024 and in any subsequent reports on Form 6-K (in addition to any assumptions and other factors referred to specifically in connection with such forward-looking statements).

EXHIBIT INDEX

Exhibit	Description

99.1
Agreement and Plan of Merger, dated August 27, 2025, by and among Aspen Insurance Holdings Limited, Endurance Specialty Insurance Ltd. and Ajax Ltd. (incorporated herein by reference to Exhibit 99.1 to the Company’s Current Report on Form 6-K filed with the SEC on August 27, 2025).

3.1	Altered Memorandum of Association of Aspen Insurance Holdings Limited

3.2	Amended and Restated Bye-Laws of Aspen Insurance Holdings Limited

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASPEN INSURANCE HOLDINGS LIMITED

Dated: February 24, 2026	By:	/s/ Mark Pickering
	Name:	Mark Pickering
	Title:	Chief Financial Officer